

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
Michael F. Finn
Senior Vice President and General Counsel
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103

> **Re:** **Axalta Coating Systems Ltd.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 30, 2014**
> **File No. 333-198271**

Dear Mr. Finn:

We have reviewed your amended registration statement and have the following comment.

General

1. We note that you have presented preliminary financial results for the quarter ended September 30, 2014. Please confirm that if the financial statements for this period are available or become available prior to the effective date of the registration statement, you will include them in the filing.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Patrick H. Shannon (*via e-mail*)
        Latham & Watkins LLP